

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Steve Salis
Chief Executive Officer
Sizzle Acquisition Corp.
4201 Georgia Avenue, NW
Washington, DC 20011

> **Re: Sizzle Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2022**
> **File No. 001-41005**

Dear Steve Salis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin S. Reichel, Esq.